Seaport Global Securities LLC

360 Madison Avenue, 22nd Floor

New York, NY 10017

March 4, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attention: Pam Howell

Re:	SUMA Acquisition Corporation
Registration Statement on Form S-1
Filed January 20, 2026, as amended
File No. 333-292831

Dear Ms. Howell,

On March 2, 2026, Seaport Global Securities LLC requested acceleration of the effective date of the above referenced Registration Statement so that it would become effective at 4:30 p.m. ET on Wednesday, March 4, 2026 or as soon as thereafter practicable. We hereby withdraw our request for acceleration of effectiveness.

Very truly yours,

/s/ Jack Mascone
Jack Mascone
Head of Capital Markets

cc: Baker Botts L.L.P.